AFFL ASSOCIATES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

YEARS ENDED
DECEMBER 31, 2021 AND 2020

AFFL ASSOCIATES, INC.

YEARS ENDED DECEMBER 31, 2021 AND 2020

CONTENTS

Date: May 2, 2022

2021 and 2020 C-AR Financial Statement Certification

I, Jeffrey M. Lewis, certify that the financial statements of AFFL ASSOCIATES, INC. included in this Form are true and complete in all material respects.

Jeffrey Lewis

_____

Jeffrey M. Lewis, CEO
AFFL ASSOCIATES, INC.
50 East 79Th Street
New York, NY 100075

AFFL ASSOCIATES INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

ASSETS

	2021	2020
Current asset - cash	$ 18,203	$ 14,983
Property and equipment, net	3,292	7,930
Intangibles, net	183,833	233,393
Due from affiliate	16,172	-
Due from stockholer	394,460	-
	$ 615,960	$ 256,306

LIABILITIES AND MEMBERS' / STOCKHOLDERS' DEFICIT

	2021	2020
Current liabilities:		
Credit card payable	$ 102,244	$ 46,401
Accrued expenses	1,040,315	15,715
Accrued preferred units	3,724,543	2,380,543
Total current liabilities	4,867,102	2,442,659
Long-term debt:		
Paycheck Protection Program loan	-	92,600
Convertible notes	4,800,000	4,800,000
Total long-term debt	4,800,000	4,892,600
Other long-term liabilities:		
Advances against future investments	-	45,000
Bridge loans	925,000	-
SAFE investments	-	863,000
Total other long-term liabilities	925,000	908,000
Members'/stockholders' deficit	(9,976,142)	(7,986,953)
	$ 615,960	$ 256,306

AFFL ASSOCIATES INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Net sales	$ 377,837	$ 8,184
Cost of sales	1,497,685	2,870
Gross profit	(1,119,848)	5,314
Selling, general and administrative expenses	2,244,969	735,054
Loss from operations before other income (expense)	(3,364,817)	(729,740)
Other income (expense):		
PPP loan forgiveness	218,565	-
Interest expense	(1,348,102)	(1,152,000)
	(1,129,537)	(1,152,000)
Net loss	$ (4,494,354)	$ (1,881,740)

AFFL ASSOCIATES INC
STATEMENTS OF CHANGES IN MEMBERS'/STOCKHOLDERS' DEFICIT
DECEMBER 31, 2021 AND 2020

	Preferred Units Amount	Preferred Stock Shares	Preferred Stock Amount	Common Units Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Members'/ Stockholders' Deficit
Balance as of January 1, 2020	$ 10,475,707	-	$ -	$ 3,753,318	-	$ -	$ -	$ (20,349,338)	$ (6,120,313)
Contributions	$ -	-	$ -	$ 15,100	-	$ -	-	$ -	$ 15,100
Conversion of preferred units to common units	$ (10,475,707)	-	$ -	$ 10,475,707	-	$ -	-	$ -	$ -
Net loss	$ -	-	$ -	$ -	-	$ -	-	$ (1,881,740)	$ (1,881,740)
Balance as of December 31, 2020	$ -	-	$ -	$ 14,244,125	-	$ -	$ -	$ (22,231,078)	$ (7,986,953)
Contributions	$ 863,000	-	$ -	$ 1,492,165	-	$ -	-	$ -	$ 2,355,165
Conversion from limited liability company to to a C corporation	$ (863,000)	1,690,168	$ 169	$ (15,736,290)	9,482,765	$ 948	16,598,173	$ -	$ -
Contributions	$ -	-	$ -	$ -	185,185	$ 19	149,981	$ -	$ 150,000
Net loss	$ -	-	$ -	$ -	-	$ -	-	$ (4,494,354)	$ (4,494,354)
Balance as of December 31, 2021	$ -	1,690,168	$ 169	$ -	9,667,950	$ 967	$ 16,748,154	$ (26,725,432)	$ (9,976,142)

AFFL ASSOCIATES INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (4,494,354)	$ (1,881,740)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	54,198	55,701
PPP loan forgiveness	(218,565)	-
Credit card payable	55,843	8,686
Accrued expenses	1,024,600	(43,922)
Accrued preferred units	1,344,000	1,152,000
Net cash used in operating activities	(2,234,278)	(709,275)
Cash flows from financing activities:		
Advances from affiliate	(16,172)	-
Advances from stockholder	(394,460)	-
Proceeds from Paycheck Protection Program loan	125,965	92,600
Advances against future investments	-	45,000
Proceeds from bridge loans	925,000	-
Proceeds from SAFE investments	-	233,000
Proceeds from members'/stockholders' contributions	1,597,165	15,100
Net cash provided by financing activities	2,237,498	385,700
Net increase (decrease) in cash	3,220	(323,575)
Cash - beginning	14,983	338,558
Cash - end	$ 18,203	$ 14,983

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Conversion of SAFE investments and advances against future investments	$ 908,000	-

1. **Summary of significant accounting policies:**

    ### Nature of business

    AFFL Associates, Inc. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

    During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020. The Company began operations in 2021.

    Effective July 29, 2021, the Company converted from a Delaware limited liability company named AFFL Associates, LLC to a Delaware corporation named AFFL Associates, Inc. (the "Conversion"). The Company was formed as a Delaware limited liability company on October 19, 2016.

    ### Basis of Presentation

    Accounting principles generally accepted in the United States of America ("GAAP") require management to assess whether the Company has a controlling interest in any entities in which the Company has a variable interest in order to determine if those entities should be consolidated. The Company's financial statements do not include the accounts of AFFL Youth LLC which the Company has determined is a variable interest entity and in which the Company holds a variable interest and is the primary beneficiary. The effects of this departure from GAAP on the financial position, results of operations and cash flows have not been determined.

    ### Use of estimates

    The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    ### Cash

    From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000. As of December 31, 2021, the bank balances were not in excess of the FDIC insured amount.

    ### Property and equipment

    Property and equipment are recorded at cost. Depreciation is computed using the straight-

1. **Summary of significant accounting policies (continued):**

line method over the estimated useful lives of the assets, which range from three to five years.

Intangible assets

Intangible assets are recorded at cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from five to fifteen years.

Marketing and brand development

Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2021 and 2020 were $630,489 and $105,140, respectively.

Income taxes

Prior to the Conversion, the Company was a limited liability company taxed as a partnership. As a result, the Company was not subject to U.S. federal income taxes because the members were taxed individually on their share of the limited liability company earnings. Subsequent to the Conversion, generally all of the income is subject to U.S. corporate income taxes, which could result in an overall higher income tax expense (benefit) in periods subsequent to the Conversion.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amount of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect of deferred tax assets and liabilities of a change in a tax rate is recognized in income in the period during which the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2021, the Company had a federal net operating loss ("NOL") carryforward, which can be carried forward indefinitely in accordance with current U.S. tax law. Due to uncertainties related to the Company's ability to utilize the deferred tax asset created by the NOL carryforward in future periods, the Company determined that a full valuation allowance is appropriate. As such, there is no net deferred tax asset recorded on the Company's balance sheet at December 31, 2021.

The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2018.

Sales

Sales are recorded net of returns and allowances.

1. Summary of significant accounting policies (continued):

Subsequent events

The Company has evaluated subsequent events through May 2, 2022, the date the financial statements were available to be issued. The Company launched a Regulation Crowdfunding on August 14, 2021 which closed on January 7, 2022. The gross amount raised was $968,487. In April of 2022, the Company launched a second Regulation Crowdfund which is expected to be closed on May 13, 2022.

2. Property and equipment

Property and equipment consist of the following at December 31:

	2021	2020
Office equipment	$ 10,791	$ 10,791
Furniture and equipment	12,723	12,723
	23,514	23,514
Less: accumulated depreciation	20,222	15,584
	$ 3,292	$ 7,930

Depreciation expense for the years ended December 31, 2021 and 2020 was $4,638 and $6,142 respectively.

3. Intangible assets

Intangible assets consist of the following at December 31:

	2021	2020
Website and development costs	$ 261,131	$ 261,131
Trademarks	29,619	29,619
	290,750	290,750
Less: accumulated amortization	106,917	57,357
	$ 183,833	$ 233,393

Amortization expense for the years ended December 31, 2021 and 2020 was $49,560 and $49,559 respectively.

4. Paycheck Protection Program loan

The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $92,600 pursuant to the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan was forgiven in full, including accrued interest thereon, on March 21, 2021. The SBA has six years to review the Company's forgiveness calculation.

On February 9, 2021, the Company was granted the second draw PPP loan in the amount of $125,965. The loan was forgiven in full, including accrued interest thereon, on November 17, 2021. The SBA has six years to review the Company's forgiveness calculation.

5. Equity

The total number of shares of all classes of stock that the Company has authority to issue is 65,000,000, consisting of (a) 40,000,000 shares of Common Stock, $0.0001 par value per share and (b) 25,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 1,690,168 shall be designated Series A-1, 13,000,000 shall be designated Series A-2, 1,500,000 shall be designated Series A-3, and 6,666,664 shall be designated as Series A-5.

As a result of the Conversion, the outstanding Common Units were converted into 9,482,765 shares of Common Stock and the outstanding Preferred Units were converted into 1,690,168 shares of Series A-1 Preferred Stock.

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Common Stock as is determined by dividing the original issue price for the series of Preferred Stock by the conversion price for that series of Preferred Stock as defined by the Company's certificate of incorporation.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining Stockholders entitled to vote on such matter.

Holders of the Company's Preferred Stock have a liquidation preference over holders of the Common Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company's certificate of incorporation.

As of December 31, 2021, there have been no dividends declared or paid on the Company's Preferred Stock or Common Stock.

Prior to the Conversion, members' equity consisted of Common and Preferred Units. Prior to January 1, 2021, all Preferred Units were converted into Common Units.

6. **Stock option plan**

The Company has a stock option plan under which the Company grants stock options and restricted shares to certain individuals. At December 31, 2021, the numbers of shares that may be issued with respect to awards granted under the plan shall not exceed an aggregate of ten million (10,000,000) shares. At December 31, 2021, the Company has issued 4,543,288 options to purchase its Common Stock at a strike price of $0.1793.

7. **Convertible notes**

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Units of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Units at the end of each month. As of December 31, 2021 and 2020, accrued interest in the amount of $3,009,941 and $2,049,941 related to 12,821,940 and 7,467,804 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2021 and 2020, accrued interest in the amount of $714,602 and $330,602 related to 2,496,093 and 1,425,297 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2022 with no principal payments due prior to maturity.

As of December 31, 2021 and 2020, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2021 and 2020, the Company had outstanding debt under the 2019 Notes of $1,664,000.

8. **SAFE investments**

Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements had no maturity date and were non-interest bearing interest. The agreements provided the investors with a right to future equity in the Company under terms of the agreements. The SAFE agreements became convertible into Company's Preferred Units at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements defined as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would have triggered termination of the agreements included liquidity and dissolution. If there was a liquidity event the investors, at their option, would have either received a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically received from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would have paid the investors the purchase amount immediately before or concurrent with the dissolution process.

In April 2021, $863,000 of SAFE investments were converted into 1,690,168 Preferred Units.

9. **Bridge loans**

During 2021, the Company entered bridge loan agreements (the "Bridge Loans") with multiple lenders. The bridge loan agreements are separated into Tranche I (the "Tranche I Bridge Loans") and Tranche II (the "Tranche II Bridge Loans"). The Bridge Loans all have a stated maturity date of December 31, 2024 and accrue interest at a fixed rate of 3% per annum, which is payable upon maturity. Each of the Bridge Loans are convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022 if the Company raises a certain threshold amount of capital through the crowdfunding as defined in each of the Bridge Loans. To the extent the Company raises the threshold amount, the Tranche I Bridge Loans are to be repaid at a premium of 110% of the principal amount and the Tranche II Bridge Loans are to be repaid at 120% of the principal amount. The Tranche I Bridge Loans have repayment priority over the Tranche I Bridge Loans. At December 31, 2021, $925,000 of Bridge Loans were outstanding.

10. **Related party transactions**

As of December 31, 2021 and 2020, $1,700,000 of the Convertible Notes were held by related parties of the Company.

During 2021, the Company made an equity investment in AFFL Youth LLC which

10. Related party transactions (continued):

amounted to a 66.34% controlling financial interest. As discussed in Note 1, this investment is not consolidated by the Company. During 2021, the Company also provided a loan to AFFL Youth LLC. The loan is non-interest bearing and is due on demand. As of December 31, 2021, the Company's net investment in AFFL Youth LLC was $16,172, which is included in due from affiliate on the balance sheet.

11. Economic uncertainty related to the Pandemic of COVID-19

Beginning the first quarter of 2020, the coronavirus (COVID-19) spread throughout the United States. The Company was negatively impacted and had to shut down its operations throughout the full 2020. Although the global economy began reopening in 2021 and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. It is uncertain how the ongoing pandemic may affect the Company's operations in the future. It is possible that future events related to the pandemic may have an adverse impact on the Company's financial position, operations and cash flows.

12. Going concern

As shown in the accompanying financial statements, the Company incurred a net loss of $4,494,354 during the year ended December 31, 2021, and as of that date, the Company's net deficit was $9,976,142. In addition, the Company had a cash flow deficit from operating activities of $2,234,278. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.